Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Fortress Value Acquisition Corp.

Subject Company: Fortress Value Acquisition Corp.

SEC File No.: 001-39277

Fortress Value Acquisition Corp. Announces Filing of a Registration Statement on Form S-4 in

Connection with its Merger with MP Materials

NEW YORK — (BUSINESS WIRE) — Fortress Value Acquisition Corp. (NYSE: FVAC) (“FVAC”), a special purpose acquisition company sponsored by an affiliate of Fortress Investment Group LLC, today announced that it has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, in connection with its recently announced proposed merger with MP Materials, owner and operator of Mountain Pass, the only rare earth mining and processing site of scale in North America. The combined company will supply materials essential to electric vehicles, wind turbines, defense systems and many other advanced technologies.

FVAC’s common stock is currently traded on the NYSE under the symbol “FVAC”. Upon completion of the transaction, the combined company will be named MP Materials Corp. and will remain NYSE-listed under the new ticker symbol “MP”. The transaction, which was announced on July 15, 2020, has been approved by the FVAC Board of Directors and remains subject to shareholder approval, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The transaction is expected to close in the fourth quarter of 2020.

A link to the filing is available under the “SEC Filings” section of the FVAC website at https://www.fortressvalueac.com/. The filing can also be viewed on the SEC’s website at www.sec.gov.

About MP Materials

MP Materials is the owner and operator of the Mountain Pass Rare Earth Mining and Processing facility, the only integrated site of its kind in the Western Hemisphere. With over 250 employees, MP Materials produces approximately 15% of global rare earth materials, essential for the development of technologies such as defense systems, smartphones, drones, and electric vehicles. It operates a green mining and processing facility and is currently one of the lowest-cost producers of rare earth concentrate. MP plays a leadership role in advocating for a more robust and competitive rare earths industry in the U.S. More information is available at https://mpmaterials.com/.

About Fortress Value Acquisition Corp.

Fortress Value Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and expectations related to the timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of MP Materials’ and FVAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MP Materials and FVAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transaction; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the approval of the shareholders of MP Materials or stockholders of FVAC is not obtained; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; failure to realize the anticipated benefits of the transaction; risks relating to the uncertainty of the projected financial information with respect to MP Materials; risks related to the rollout of MP Materials’ business strategy and the timing of expected business milestones; risks related to MP Materials’ arrangements with Shenghe; the effects of competition on MP Materials’ future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by FVAC’s public stockholders; the ability of FVAC or the combined company to issue equity or equity-linked securities in connection with the transaction or in the future; the impact of the global COVID-19 pandemic on any of the foregoing risks; and those factors discussed in FVAC’s preliminary registration statement on Form S-4 (the “Registration Statement”) filed on August 26, 2020 under the heading “Risk Factors,” and other documents of FVAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FVAC nor MP Materials presently know or that FVAC and MP Materials currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FVAC’s and MP Materials’ expectations, plans or forecasts of future events and views as of the date of this press release. FVAC and MP Materials anticipate that subsequent events and developments will cause FVAC’s and MP Materials’ assessments to change. However, while FVAC and MP Materials may elect to update these forward-looking statements at some point in the future, FVAC and MP Materials specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing FVAC’s and MP Materials’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This press release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release relates to a proposed business combination between FVAC and MP Materials.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to stockholders of FVAC for their consideration and approval at a special meeting of stockholders. FVAC filed a preliminary Registration Statement with the SEC on August 26, 2020, which includes a preliminary proxy statements in connection with FVAC’s solicitation of proxies for the vote by FVAC’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, and a consent solicitation statement in connection with MP Materials’ and SNR’s solicitation of consent by their respective unitholders in connection with the proposed business combination, as well as the preliminary prospectus relating to the offer of the securities to be issued to MP Materials’ and SNR’s unitholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, FVAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. FVAC’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement / consent solicitation / prospectus, in connection with FVAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about FVAC, MP Materials and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement / consent solicitation / prospectus, or definitive proxy statement / consent solicitation / prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by FVAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: R. Edward Albert III, President (ealbert@fortress.com), CC: Alexander Gillette (agillette@fortress.com).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FVAC, MP Materials and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from FVAC’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FVAC’s stockholders in connection with the proposed business combination will be set forth in FVAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about FVAC’s directors and executive officers in FVAC’s preliminary Registration Statement filed with the SEC on August 26, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in FVAC’s preliminary proxy statement/prospectus and definitive proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Contacts

For MP Materials:

Investors:

Ellipsis

Jeff Majtyka / Taylor Krafchik

IR@mpmaterials.com

Media:

Gasthalter & Co.

Jonathan Gasthalter / Carissa Felger

MPM@Gasthalter.com

212-257-4170

For FVAC:

Gordon E. Runté

Managing Director

Fortress Investment Group LLC

212-798-6082

Source: Fortress Value Acquisition Corp.